Exhibit 99.1

IHS Towers continues to scale its Brazilian operations through the acquisition of GTS’ SP5 portfolio comprising 2,115 towers

January 24, 2022, London/São Paulo: IHS Holding Limited (NYSE: IHS) (“IHS Towers”), one of the largest independent owners, operators, and developers of shared telecommunications infrastructure in the world by tower count, has signed an agreement to acquire São Paulo Cinco Locação de Torres Ltda. (“SP5”), a Grupo Torresur (“GTS”) portfolio company. GTS is one of the leading providers of telecommunications infrastructure in Brazil and SP5’s portfolio includes 2,115 telecommunication towers across Brazil. Proforma for closing this portfolio, IHS Towers will own approximately 7,000 towers in Brazil, in addition to the secondary fiber network covering approximately 6.4 million homes passed that it currently operates.

The acquisition is expected to deliver Revenue and Adjusted EBITDA of approximately US$38 million and US$36 million, respectively, in the first full year following closing (based on a current exchange rate). The purchase price of the transaction, on a cash and debt free basis, is US$315 million.

This transaction forms a key part of IHS Towers’ inorganic growth strategy in Latin America as IHS seeks to become the leading emerging market telecommunications infrastructure provider, as SP5’s sites are located in 25 of Brazil’s 27 states. SP5 will be integrated into IHS Towers’ existing Brazilian business with no employees transferring to IHS Towers under the acquisition.

Sam Darwish, IHS Towers Chairman and CEO, commented “The acquisition of GTS’ SP5 portfolio will be our fifth transaction since we entered the region two years ago and is a testament to our continued commitment to serving the connectivity demands of Latin America. In the SP5 portfolio there are 2,115 sites strategically located across Brazil, increasing the attractiveness of IHS’ portfolio to our customers whether in Brazil or across our Latam operations.”

Jimmy Eisenstein, GTS Chairman and CEO, said “The sale of our SP5 portfolio represents the culmination of our strategy to create an important infrastructure business focusing on historically under-served regions of Brazil.  Since our acquisition, our team has driven strong organic revenue growth, proving the critical role of SP5 to the market and resulting in an excellent return for our investors.”

The deal is subject to regulatory approvals and is expected to close in Q1 2022.

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world by tower count and is the only towerco solely focused on the emerging markets. The Company has more than 38,000 towers pro forma across its 11 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

About GTS: GTS is a leading owner and operator of telecommunications infrastructure in Brazil with more than 2,800 towers. As a pioneer in the tower market in Brazil, GTS has acquired more than 6,000 towers and divested more than 3,000 towers after creating proven businesses with long track records of strong organic growth. GTS was founded by tower industry veteran Jimmy Eisenstein and his team and Providence Equity Partners, a leading global private equity firm specializing in equity investments in media, entertainment, communications and information services companies around the world.